SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.

English translation of a press release with respect to the registrant’s comment on a certain media report about a potential partnership with Suzuki Motor Corporation, as filed by the registrant with the Tokyo Stock Exchange on January 27, 2016.

II.

English translation of a press release with respect to the registrant’s comment on a certain media report about making Daihatsu Motor Co., Ltd. a wholly-owned subsidiary of TMC, as filed by the registrant with the Tokyo Stock Exchange on January 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Yasushi Kyoda
	Name:	Yasushi Kyoda
	Title:	General Manager of
Accounting Division

Date: January 27, 2016